UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2005

Date:	March 4, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
(Phone) +81-3-3240-8211

Consolidated financial data for the six months ended September 30, 2004

(1) Operating results

	(in millions of yen, except per share data and percentages)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Total revenue	1,122,903	1,458,172	2,729,849
Change from the previous year	(23.0)%
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	201,811	779,312	1,181,404
Change from the previous year	(74.1)%
Net income	131,388	529,209	823,002
Change from the previous year	(75.2)%
Basic earnings per common share—net income available to common shareholders (in yen)	19,700.46	83,882.26	128,350.88
Diluted earnings per common share—net income available to common shareholders (in yen)	19,593.10	80,567.44	125,033.96

Notes:
1. Equity in earnings of affiliates:
For the six months ended September 30, 2004:	9,055	million of yen
For the six months ended September 30, 2003:	1,459	million of yen
For the year ended March 31, 2004:	5,213	million of yen

2. Average number of shares outstanding:
For the six months ended September 30, 2004:	(Common stock)	6,493	thousand of shares
	(Preferred stock—Class 1)	81	thousand of shares
	(Preferred stock—Class 2)	8	thousand of shares
For the six months ended September 30, 2003:	(Common stock)	6,259	thousand of shares
	(Preferred stock—Class 1)	81	thousand of shares
	(Preferred stock—Class 2)	90	thousand of shares
For the year ended March 31, 2004:	(Common stock)	6,350	thousand of shares
	(Preferred stock—Class 1)	81	thousand of shares
	(Preferred stock—Class 2)	58	thousand of shares

(2) Financial condition

	(in millions of yen, except per share data and percentages)
	As of September 30,		As of March 31, 2004
	2004	2003
Total assets	113,294,262	101,851,277	103,699,099
Shareholders’ equity	3,826,341	3,225,976	3,844,971
Shareholders’ equity as a percentage of total assets	3.4%	3.2%	3.7%
Shareholders’ equity per common share (in yen)	549,725.57	451,484.23	551,613.46

Note: Number of shares outstanding as of:

September 30, 2004:	(Common stock)	6,516	thousands of shares
	(Preferred stock—Class 1)	81	thousands of shares
September 30, 2003:	(Common stock)	6,355	thousands of shares
	(Preferred stock—Class 1)	81	thousands of shares
	(Preferred stock—Class 2)	56	thousands of shares
March 31, 2004:	(Common stock)	6,473	thousands of shares
	(Preferred stock—Class 1)	81	thousands of shares
	(Preferred stock—Class 2)	15	thousands of shares

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,		For the year ended March 31, 2004
	2004	2003
Net cash provided by (used in) operating activities	(1,045,085)	(447,825)	617,671
Net cash used in investing activities	(4,759,368)	(2,579,726)	(9,123,337)
Net cash provided by financing activities	6,214,697	4,829,399	7,402,424
Cash and cash equivalents at end of period	3,591,732	6,146,842	3,111,967

Reference:

Our application to suspend the consolidated corporate-tax system from the fiscal year ending March 31, 2006, attributable to our system development accompanied by the planned management integration with the UFJ Group, was approved by the Japanese tax authority.

Formulas for computing ratios for the six months ended September 30, 2004 are as follows.

Basic earnings per common share - net income available to common shareholders

Net income - Total dividends on preferred stock
Average number of common stock during the period *

Diluted earnings per common share - net income available to common shareholders

Net income - Total dividends on preferred stock + Adjustments in net income assuming dilution
Average number of common stock during the period * + Number of dilutive potential common stock

Shareholders’ equity per common share

Shareholders’ equity at end of period - Number of preferred stock at end of period × Issue price
Number of common stock at end of period *

*	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This information contains forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report and other disclosure documents.

(US GAAP)

Condensed Consolidated Balance Sheets (Unaudited)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	As of September 30,		(A) — (B)	As of March 31,	(A) — (C)
(in millions of yen)	2004(A)	2003(B)		2004 (C)
Assets:
Cash and due from banks	3,591,732	6,146,842	(2,555,110)	3,111,967	479,765
Interest-earning deposits in other banks	4,116,045	3,632,526	483,519	3,509,044	607,001
Call loans, funds sold, and receivables under resale agreements	2,246,091	2,548,561	(302,470)	3,114,943	(868,852)
Receivables under securities borrowing transactions	3,958,769	4,767,886	(809,117)	4,751,909	(793,140)
Trading account assets	7,910,977	9,711,675	(1,800,698)	8,378,752	(467,775)
Investment securities:
Securities available for sale	31,633,734	22,597,527	9,036,207	27,630,316	4,003,418
Securities being held to maturity	1,876,692	275,587	1,601,105	1,250,759	625,933
Preferred stock investment in UFJ Bank Limited	700,000	—	700,000	—	700,000
Other investment securities	282,321	186,149	96,172	200,557	81,764

Total investment securities	34,492,747	23,059,263	11,433,484	29,081,632	5,411,115

Loans, net of unearned income and deferred loan fees	51,784,748	47,969,643	3,815,105	48,525,856	3,258,892
Allowance for credit losses	(938,208)	(1,069,044)	130,836	(888,127)	(50,081)

Net loans	50,846,540	46,900,599	3,945,941	47,637,729	3,208,811

Premises and equipment—net	569,285	612,963	(43,678)	580,073	(10,788)
Accrued interest	142,374	155,991	(13,617)	149,066	(6,692)
Customers’ acceptance liability	23,705	20,555	3,150	30,149	(6,444)
Intangible assets	251,991	231,448	20,543	234,139	17,852
Goodwill	69,468	51,488	17,980	56,690	12,778
Deferred tax assets	1,051,544	1,327,941	(276,397)	1,007,276	44,268
Accounts receivable	2,077,517	1,081,028	996,489	523,143	1,554,374
Other assets	1,945,477	1,602,511	342,966	1,532,587	412,890

Total	113,294,262	101,851,277	11,442,985	103,699,099	9,595,163

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	4,812,258	4,923,055	(110,797)	5,082,701	(270,443)
Interest-bearing	53,869,927	53,311,678	558,249	52,452,342	1,417,585
Overseas offices, principally interest-bearing	13,382,116	11,621,863	1,760,253	12,489,209	892,907

Total deposits	72,064,301	69,856,596	2,207,705	70,024,252	2,040,049

Debentures	30,752	517,499	(486,747)	265,957	(235,205)
Call money, funds purchased, and payables under repurchase agreements	8,846,928	7,528,704	1,318,224	7,940,220	906,708
Payables under securities lending transactions	2,916,200	2,080,340	835,860	1,457,118	1,459,082
Due to trust account and other short-term borrowings	10,948,012	5,520,915	5,427,097	7,043,336	3,904,676
Trading account liabilities	2,068,544	3,466,253	(1,397,709)	2,510,966	(442,422)
Obligations to return securities received as collateral	2,640,781	1,746,315	894,466	2,329,600	311,181
Bank acceptances outstanding	23,705	20,555	3,150	30,149	(6,444)
Accrued interest	103,787	112,296	(8,509)	103,411	376
Long-term debt	5,477,822	5,407,370	70,452	5,659,877	(182,055)
Accounts payable	2,836,121	913,674	1,922,447	1,144,091	1,692,030
Other liabilities	1,510,968	1,454,784	56,184	1,345,151	165,817

Total liabilities	109,467,921	98,625,301	10,842,620	99,854,128	9,613,793

Shareholders’ equity:
Capital stock:
Preferred stock—Class 1	122,100	122,100	—	122,100	—
Preferred stock—Class 2	—	56,200	(56,200)	15,000	(15,000)
Common stock	1,084,708	1,028,508	56,200	1,069,708	15,000
Capital surplus	1,057,624	1,057,916	(292)	1,057,900	(276)
Retained earnings:
Appropriated for legal reserve	239,571	239,454	117	239,571	—
Unappropriated	1,047,485	668,553	378,932	958,416	89,069
Accumulated other changes in equity from nonowner sources, net of taxes	277,358	55,392	221,966	384,719	(107,361)

Total	3,828,846	3,228,123	600,723	3,847,414	(18,568)
Less treasury stock, at cost	2,505	2,147	358	2,443	62

Shareholders’ equity—net	3,826,341	3,225,976	600,365	3,844,971	(18,630)

Total	113,294,262	101,851,277	11,442,985	103,699,099	9,595,163

(US GAAP)

Condensed Consolidated Statements of Income (Unaudited)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	For the six months ended September 30,			For the year ended March 31, 2004
(in millions of yen)	2004 (A)	2003 (B)	(A) — (B)
Interest income:
Loans, including fees	450,682	473,013	(22,331)	921,666
Deposits in other banks	25,311	25,533	(222)	48,093
Investment securities	176,931	205,460	(28,529)	382,269
Trading account assets	23,181	15,279	7,902	28,451
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	19,437	25,609	(6,172)	41,275

Total	695,542	744,894	(49,352)	1,421,754

Interest expense:
Deposits	94,088	91,012	3,076	178,549
Debentures	348	2,313	(1,965)	4,035
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	30,452	51,826	(21,374)	83,953
Due to trust account, other short-term borrowings, and trading account liabilities	34,983	22,628	12,355	39,212
Long-term debt	55,745	58,703	(2,958)	120,765

Total	215,616	226,482	(10,866)	426,514

Net interest income	479,926	518,412	(38,486)	995,240
Provision (credit) for credit losses	167,059	(129,602)	296,661	(114,109)

Net interest income after provision (credit) for credit losses	312,867	648,014	(335,147)	1,109,349

Non-interest income:
Fees and commissions	312,471	267,493	44,978	572,668
Foreign exchange gains (losses) —net	(164,247)	259,704	(423,951)	413,911
Trading account profits—net	12,323	17,783	(5,460)	103,903
Investment securities gains —net	196,686	148,916	47,770	118,648
Other non-interest income	70,128	19,382	50,746	98,965

Total	427,361	713,278	(285,917)	1,308,095

Non-interest expense:
Salaries and employee benefits	238,935	252,556	(13,621)	506,710
Occupancy expenses—net	60,424	59,529	895	120,507
Fees and commission expenses	42,079	43,827	(1,748)	80,252
Amortization of intangible assets	33,740	29,785	3,955	63,582
Insurance premiums, including deposit insurance	26,276	22,571	3,705	54,392
Minority interest in income of consolidated subsidiaries	15,752	14,227	1,525	42,404
Communications	14,195	13,112	1,083	27,623
Other non-interest expenses	107,016	146,373	(39,357)	340,570

Total	538,417	581,980	(43,563)	1,236,040

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	201,811	779,312	(577,501)	1,181,404
Income taxes	69,446	255,379	(185,933)	357,817

Income from continuing operations before cumulative effect of a change in accounting principle	132,365	523,933	(391,568)	823,587
Income (loss) from discontinued operations—net	—	5,276	(5,276)	(585)
Cumulative effect of a change in accounting principle, net of tax	(977)	—	(977)	—

Net income	131,388	529,209	(397,821)	823,002

Income allocable to preferred shareholders	3,479	4,168	(689)	7,981

Net income available to common shareholders	127,909	525,041	(397,132)	815,021

(in yen)
Amounts per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	19,850.94	83,039.35	(63,188.41)	128,443.00
Basic earnings per common share—net income available to common shareholders	19,700.46	83,882.26	(64,181.80)	128,350.88
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	19,743.30	79,757.80	(60,014.50)	125,123.73
Diluted earnings per common share—net income available to common shareholders	19,593.10	80,567.44	(60,974.34)	125,033.96

(US GAAP)

Credit Quality Data

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

	As of September 30,			As of March 31, 2004 (C)
	2004 (A)	2003 (B)	(A) — (B)		(A) — (C)
(in millions of yen)	(Unaudited)	(Unaudited)
Nonaccrual loans	1,366,304	1,049,397	316,907	1,083,124	283,180
Restructured loans	413,926	1,167,186	(753,260)	632,363	(218,437)
Accruing loans contractually past due 90 days or more	11,509	17,682	(6,173)	15,596	(4,087)

Total	1,791,739	2,234,265	(442,526)	1,731,083	60,656

Loans	51,784,748	47,969,643	3,815,105	48,525,856	3,258,892
Allowance for credit losses	938,208	1,069,044	(130,836)	888,127	50,081

(Reference)

Reverse reconciliation from US GAAP to Japanese GAAP (Unaudited)

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

(in millions of yen)	As of September 30, 2004
Shareholders’ equity in accordance with US GAAP	3,826,341
Differences arising from different accounting for:
Investment securities	33,561
Loans	26,157
Allowance for credit losses	266,913
Premises and equipment	3,495
Real estate sale and leaseback	96,265
Land revaluation	285,284
Pension liability	186,965
Non-interest-earning deposits made under government-led restructuring program	33,140
Derivative financial instruments and hedging activities	47,084
Trust fees	(11,025)
Consolidation	(45,525)
Business combination	(30,685)
Other	13,245
Deferred income tax effects of the above adjustments, when applicable	(473,054)
Minority interest	48,271

Shareholders’ Equity in accordance with Japanese GAAP	4,306,432

(in millions of yen)	For the six months ended September 30, 2004
Net income in accordance with US GAAP	131,388
Differences arising from different accounting for:
Investment securities	29,029
Loans	3,593
Allowance for credit losses	84,952
Premises and equipment	(625)
Real estate sale and leaseback	268
Land revaluation	(11,831)
Pension liability	(4,476)
Non-interest-earning deposits made under government-led restructuring program	(2,121)
Derivative financial instruments and hedging activities	27,154
Trust fees	(7,012)
Consolidation	(5,093)
Other	(2,551)
Deferred income tax effects of the above adjustments, when applicable	(65,847)
Minority interest	(5,150)

Net income in accordance with Japanese GAAP	171,678